MATERIAL CHANGE REPORT

Subsection 75(2) of the Securities Act (Ontario)
and equivalent sections in the Securities Acts
of each of the other provinces of Canada

1.	Reporting Issuer

Wheaton River Minerals Ltd.
Waterfront Centre, Suite 1560
200 Burrard Street
Vancouver, BC V6C 3L6

2.	Date of Material Change

January 12, 2004

3.	Press Release

A press release with respect to the material change referred to in this report was issued on January 12, 2004 and subsequently filed on SEDAR.

4.	Summary of Material Change

Wheaton River Minerals Ltd. (“Wheaton River”) announced that it has completed the acquisition of the Amapari Gold Project in Brazil for US$25 million in cash, 33 million Wheaton River Common Shares and 21.5 million Wheaton River Series “B” Common Share Purchase Warrants.

5.	Full Description of Material Change

Wheaton River announced that it has completed the acquisition of the Amapari Gold Project in Brazil for US$25 million in cash, 33 million Wheaton River Common Shares and 21.5 million Wheaton River Series “B” Common Share Purchase Warrants.

The Amapari Gold Project consists of an open pittable heap leach oxide deposit and an underground sulphide deposit, containing 1.7 million measured and indicated resource ounces and an additional 1 million ounces in the inferred resource category. The project also has significant potential for growth beyond existing reserves and resources. Construction of the project commenced in November 2003 and production is expected to begin in 2005. With an oxide open pit reserve grade of 2.13 g/t and estimated heap leach recoveries in excess of 90%, the project will result in significant low-cost production. Wheaton River plans an aggressive campaign to expand resources and has identified exploration targets it believes will extend the mine life.

Wheaton River expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a cash cost of less than US$140 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) at a cash cost of approximately US$100 per ounce.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This material change report uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

6.	Reliance on Subsection 75(3) of the Securities Act (Ontario)

Not applicable.

7. Omitted Information

Not applicable.

8.	Senior Officer

For further information contact Ian W. Telfer, Chairman and Chief Executive Officer of Wheaton River at (604) 696-3000.

9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 14th day of January, 2004.

WHEATON RIVER MINERALS LTD.

Per:	/s/ Ian Telfer

Ian Telfer
Chairman and Chief Executive Officer

NEWS RELEASE

WHEATON RIVER MINERALS LTD.

Waterfront Centre, Suite 1560, 200 Burrard Street, Vancouver, B.C. V6C 3L6
Ph: (604) 696-3000 Fax (604) 696-3001

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
January 12, 2004	American Stock Exchange: WHT

WHEATON COMPLETES ACQUISITION OF AMAPARI GOLD DEVELOPMENT
PROJECT

VANCOUVER, BRITISH COLUMBIA - Wheaton River Minerals Ltd. (“Wheaton”) is pleased to announce that it has completed the acquisition of the Amapari Gold Project in Brazil for US$25 million in cash, 33 million Wheaton River Common Shares and 21.5 million Wheaton River Series “B” Common Share Purchase Warrants.

The Amapari Gold Project consists of an open pittable heap leach oxide deposit and an underground sulphide deposit, containing 1.7 million measured and indicated resource ounces and an additional 1 million ounces in the inferred resource category. The project also has significant potential for growth beyond existing reserves and resources. Construction of the project commenced in November 2003 and production is expected to begin in 2005. With an oxide open pit reserve grade of 2.13 g/t and estimated heap leach recoveries in excess of 90%, the project will result in significant low-cost production. Wheaton plans an aggressive campaign to expand resources and has identified exploration targets it believes will extend the mine life.

Wheaton expects 2006 production from all of its mines to increase to approximately 900,000 gold equivalent ounces at a cash cost of less than US$140 per ounce. Current production exceeds 500,000 gold equivalent ounces (over 400,000 ounces of gold and over 6 million ounces of silver) at a cash cost of approximately US$100 per ounce.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This news release report uses the terms “Measured”, “Indicated” and “Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Wheaton River to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F as on file with the Securities and Exchange Commission in Washington, D.C. Although Wheaton River has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact Wheaton River Minerals Ltd. Investor Relations at 1-800-567-6223 or email at ir@wheatonriver.com or visit www. wheatonriver.com.